American International Group, Inc.

August 23, 2012

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Jeffrey Riedler

Re:	American International Group, Inc.
Registration Statement on Form S-4
Filed August 2, 2012
Amendment No. 1
Filed August 23, 2012
File No. 333-183034

Dear Mr. Riedler:

On behalf of American International Group, Inc. (“AIG”), I have been authorized by AIG to request that you take appropriate action to cause the above-referenced Registration Statement to become effective on August 24, 2012 at 9:00 a.m. or as soon thereafter as practicable.

AIG represents to the Securities and Exchange Commission (the “Commission”) that (i) should the Commission or the staff of the Division of Corporation Finance (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve AIG from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) AIG will not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding this filing to the undersigned at (212) 770-6032.

Very truly yours,

American International Group, Inc.	-2-

/s/ Jeffrey A. Welikson

     Jeffrey A. Welikson

cc:	Robert W. Reeder III
Glen T. Schleyer
(Sullivan & Cromwell LLP)